Exhibit 12
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Year Ended December 31,
	2005		2006		2007		2008		2009
Earnings
Income from continuing operations before provision for income taxes and extraordinary item	$308,174		$287,847		$107,291		$359,000		$446,130
Income from equity investees (1)	—		—		(25,132)		(42,063)		(36,521)
Distributed income from equity investees	—		—		19,902		32,897		33,705
Interest and amortization of deferred finance costs	87,185		94,411		362,065		652,468		648,964
Amortization of capitalized interest	494		567		881		1,469		2,024
Implicit rental interest expense	20,564		22,986		38,424		57,792		61,783

Total Earnings	$416,417		$405,811		$503,431		$1,061,563		$1,156,085

Fixed Charges
Interest and amortization of deferred finance costs	$87,185		$94,411		$362,065		$652,468		$648,964
Capitalized interest	2,144		2,955		19,009		22,147		16,695
Implicit rental interest expense	20,564		22,986		38,424		57,792		61,783

Total fixed charges	$109,893		$120,352		$419,498		$732,407		$727,442

Ratio of earnings to fixed charges	3.79	x	3.37	x	1.20	x	1.45	x	1.59	x

(1)	The Company recognized an immaterial amount of income from equity investees prior to 2007.